UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated February 1, 2012

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

Canada (State or other jurisdiction of incorporation or organization)	None (I.R.S. Employer Identification No.)

3000, 425 – 1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

(403) 231-3900

(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):

N/A

The following document is being submitted herewith:

• Press Release dated January 4, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC.
(Registrant)

Date:	February 1, 2012	By:	/s/ “Alison T. Love”
Alison T. Love
Vice President, Corporate Secretary & Chief Compliance Officer

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ENTERPRISE AND ENBRIDGE BEGIN OPEN SEASONS FOR SEAWAY EXPANSION AND NEW CRUDE OIL PIPELINE TO PORT ARTHUR/BEAUMONT REFINING MARKET

HOUSTON and CALGARY, Alberta (January 4, 2012) – Enterprise Products Partners L.P. (“Enterprise”) (NYSE: EPD) and Enbridge Inc. (“Enbridge”) (NYSE/TSX: ENB) today announced the start of concurrent binding open seasons to solicit capacity commitments from shippers for an expansion of the Seaway crude oil pipeline and a new pipeline that will be built from Enterprise’s ECHO terminal to Port Arthur, Texas. Enterprise and Enbridge recently announced plans to reverse the flow direction of the 500-mile, 30-inch diameter Seaway crude oil pipeline, enabling it to transport crude oil from the oversupplied hub in Cushing, Oklahoma to the U.S. Gulf Coast.

The initial 150,000 barrels per day (“BPD”) of capacity on the reversed system could be available by the second quarter 2012. Following pump station additions and modifications, which are expected to be completed by the first quarter 2013, capacity would increase to 400,000 BPD, assuming a mix of light and heavy grades of crude oil. Depending on the results of the open season, which began at 9 a.m. CST January 4, 2012 and continues through noon CST February 10, 2012, the Seaway pipeline could be looped (or “twinned”) to create additional capacity.

The new 85-mile pipeline that will be built from Enterprise’s ECHO crude oil terminal southeast of Houston to the Port Arthur/Beaumont, Texas refining center will give shippers access to the region’s heavy oil refining capabilities. Service is expected to begin in early 2014.

Enterprise and Enbridge each own a 50 percent interest in the Seaway pipeline system, with Enterprise serving as operator. Additional information about the open seasons is available online at www.seawaypipeline.com. For commercial inquiries, please contact:

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Enterprise
Bart Moore	Bob Schroeder
(713) 381-8267	(405) 239-5738
bmoore@eprod.com	rjschroeder@eprod.com

Enbridge
Brad Shamla	Vince Paradis
(403) 231-5915	(403) 231-5991
brad.shamla@enbridge.com	vincent.paradis@enbridge.com

Enbridge today also launched the start of a separate open season for its Gulf Coast Access Project, which will transport crude oil from Flanagan, Illinois, south to Cushing via an additional line it will construct, and then to Houston and Port Arthur on the Seaway pipeline system joint venture. Further information about the Gulf Coast Access Project open season can be found at www.flanagansouth.enbridgeus.com.

About Enterprise Products Partners L.P.

Enterprise Products Partners L.P. is one of the largest publicly traded partnerships and a leading North American provider of midstream energy services to producers and consumers of natural gas, NGLs, crude oil, refined products and petrochemicals. Enterprise’s assets include approximately: 50,000 miles of onshore and offshore pipelines; 192 million barrels of storage capacity for NGLs, refined products and crude oil; and 8 billion cubic feet of natural gas storage capacity. Services include: natural gas transportation, gathering, processing and storage; NGL fractionation, transportation, storage, and import and export terminaling; crude oil and refined products storage, transportation and terminaling; offshore production platform; petrochemical transportation and storage; and a marine transportation business that operates primarily on the United States inland and Intracoastal Waterway systems and in the Gulf of Mexico. Additional information is available at www.enterpriseproducts.com.

About Enbridge Inc.

Enbridge Inc., a Canadian company, is a North American leader in delivering energy and one of the Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in close to 860 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar

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energy, geothermal and hybrid fuel cells. Enbridge employs approximately 6,400 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers, and one of the Top 100 Companies to Work for in Canada. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

This press release includes “forward-looking statements” as defined by the Securities and Exchange Commission and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). All statements, other than statements of historical fact, included herein that address activities, events, developments or transactions that Enterprise and Enbridge expect, believe or anticipate will or may occur in the future, including anticipated benefits and other aspects of such activities, events, developments or transactions, are forward-looking statements. Although Enterprise and Enbridge believe that the forward-looking statements included herein are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties, including required approvals by regulatory agencies, the possibility that the anticipated benefits from such activities, events, developments or transactions cannot be fully realized, the possibility that costs or difficulties related thereto will be greater than expected, the impact of competition and other risks and uncertainties included in the reports filed with the Securities and Exchange Commission by Enterprise and Enbridge, respectively, and in the filings made by Enbridge with Canadian securities regulatory authorities. While Enterprise and Enbridge make these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may differ materially from those expected. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. Except as required by law, neither Enterprise nor Enbridge intends to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

Enterprise	Enterprise
Rick Rainey	Randy Burkhalter
Media	Investment Community
(713) 381-3635	(713) 381-6812 or (866) 230-0745
Email: rrainey@eprod.com	Email: rburkhalter@eprod.com

Enbridge	Enbridge
Jennifer Varey	Jody Balko
Media	Investment Community
(403) 508-6563 or Toll Free: (888) 992-0997	(403) 231-5720
Email: jennifer.varey@enbridge.com	Email: jody.balko@enbridge.com